Exhibit 99(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 16 to Registration Statement No. 333-129342 on Form N-1A of our reports dated December 22, 2010 relating to the financial statements and financial highlights of BBH Broad Market Fund, BBH International Equity Fund, and BBH Core Select (the “Funds”), each a series of BBH Trust, appearing in the Annual Reports on Form N-CSR of BBH Trust, for the year ended October 31, 2010, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Appendix – Listing of Service Providers” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 28, 2011